Exhibit 99.2

2003

2005

70

60

50

40

30

20

10

0

Revenues

Operating profit/loss

2004

Revenues and Operating Profit
(non GAAP)
in US$ Millions

Total non-GAAP revenues of $59.4 million* in 2005 compared to $30.6 million in 2004 (an increase of 94%)

Non-GAAP operating profit of $33.1 million* in 2005 compared to $12.2 million* in 2004 (an increase of 55.7%)

$181.8 million of cash, cash equivalents and held-to-maturity marketable securities at December 31, 2005

*

Non-GAAP numbers exclude non-cash revenues in the amount of $19.2 million in 2005 and stock-based compensation in the amount of $4.2 million and $0.6 million in 2005 and 2004 respectively.

Saifun provides intellectual
property (IP) solutions for the
non-volatile memory (NVM) market.
Our revolutionary Saifun NROM® technology
empowers semiconductor manufacturers to
deliver a wide variety of high performance Flash
memory products at a lower cost per megabit,
with greater storage capacity and higher reliability,
using a single process for all NVM applications.

Our goal is to establish Saifun NROM as the standard NVM technology for a wide range of Flash applications. Our product and technology solutions address all segments of the NVM market and allow our licensees to lead the NVM market.

Saifun Semiconductors Ltd. Annual Report 2005

1

Saifun NROM® enables both single and multi-level semiconductor non-volatile memory cells. It is the first technology to enable storage of up to four bits of information in a single cell. We use a simpler cell architecture that is easier to scale and requires fewer manufacturing steps than conventional technology.

Leading semiconductor manufacturers use NROM technology
    to develop and manufacture a variety of NVM products
        for the wireless, consumer electronics, networking and
            automotive markets. Supported by one of the world’s
                largest NVM design centers, our licensees are
                    empowered to lead the NVM market with
                         any application, including Data Flash,
                              Code Flash and Embedded Flash.

2

Saifun Semiconductors Ltd. Annual Report 2005

NROM®

Quad NROM®

BIT 4

BIT 1

BIT 2

BIT 1

BIT 2

•     Double the storage capacity of each memory cell

•     Simple cell architecture enabling scalable devices

•     High performance and reliability

•     Single process for all non-volatile memory applications

BIT 3

Dear Fellow Shareholders, Licensees
and Employees,

2005 was an exciting year for Saifun.
We successfully completed our IPO on
the Nasdaq stock exchange (SFUN),
having raised approximately $135
million. We strengthened our position
as a leading intellectual property
provider of non-volatile memory
solutions. We expanded the company
to serve our licensees better. In addition,
we achieved record revenues and
profitability, generated cash from
operations and maintained our strong

margins. These accomplishments place
Saifun on a solid path for long-term
growth.

Our goal in presenting this first annual
report is not only to describe our
achievements in 2005, but also to give
you a glimpse into our business. This
report gives an overview of our strategy
for capitalizing on Saifun’s revolutionary
NROM technology to become the
leading provider of intellectual property
solutions in the very exciting and rapidly
growing Flash memory market.

Evolution of our Business

We started Saifun in 1997, bringing to
market the first NVM technology based
on a trapping Oxide-Nitride-Oxide (ONO)
layer that stores two separate localized
charges, effectively storing two physical
memory bits.  Our NROM technology is
unique in addressing all three primary
market segments – Code Flash, Data
Flash and Embedded Flash – using the
same simple manufacturing process.

4

Saifun Semiconductors Ltd. Annual Report 2005

Letter to our Shareholders, Licensees and Employees

Dr. Boaz Eitan

Chairman & Chief Executive Officer

Kobi Rozengarten

President

We began by focusing on Code Flash, which was then the largest segment of the Flash market. Today, our technology is well-positioned to lead the Code segment. In recent years, with the exploding growth of data storage for applications like USB drives, digital cameras and MP3 players, the demand for Data memory is overtaking demand for all other Flash applications. This represents a major opportunity for Saifun.

In 2005, we maintained our technology leadership and launched Quad NROM, the only technology that enables storage of four bits per cell. Quad NROM offers unmatched scalability and is ideally suited for applications where high density and low cost are of primary importance. The ability of Quad NROM to scale below 50 nm is a breakthrough in the NVM space, one that we believe will generate even greater value for our licensees as they bring Quad NROM-based products to market and positions us to take an increasing market share in the lucrative Data market.

Our Licensees
Our licensees are some of the world’s leading semiconductor companies. Together we are driving the evolution of NVM memory. During 2005, SMIC, one of the world’s largest semiconductor foundries, made a strategic decision to adopt our NROM technology as a driver for growth, resulting in license and service agreements for Data Flash products and Card applications.

This new licensee, together with Infineon, Macronix, Sony and Spansion, contributed to many development projects throughout the year, and we expect to see several high-end Data and Code Flash products reach the market during the latter part of 2006 based on our NROM and Quad NROM technologies.

Saifun Semiconductors Ltd. Annual Report 2005

5

Our Expertise
As an intellectual property company, our employees are the key asset to the success of our business, and we highly value their dedication, loyalty and professionalism. In 2005, to meet our business objectives, we increased headcount by approximately 28% to 236 employees, more than 200 of whom are engineers. Our employees are invited to and attend key technology conferences around the world and are considered thought leaders by their peers.

Saifun boasts one of the largest NVM design centers in the world. We provide complete product solutions, including device technology know-how, process design and installation, product design, testing and qualification, card design, production support compliance and training, all of which enable our licensees to get to market more quickly with new products and enter new segments of the NVM market. Moreover, by leveraging our intellectual property and services, non-Flash players (for instance a DRAM provider) can enter the lucrative Flash market with minimum ramp-up time and investment.

Saifun - Total IP Solution

Our Vision
These are exciting times for our industry and particularly for Saifun. According to industry analysts, the market for non-volatile memory in 2005 was approximately $23 billion, and is expected to reach approximately $53 billion in 2010. Our goal is to increase our NROM penetration at a faster rate than the expected market growth.

Since our inception, we have met many significant challenges and passed many milestones, but have always remained unwavering in our focus and dedication to delivering a new and powerful technology that is reshaping the NVM industry. We enter 2006 with new innovations, a solid financial position, an unmatched team of employees, an impressive licensee base and many new shareholders who have shown confidence in our company.

Saifun Semiconductors Ltd. Annual Report 2005

6

Applications

IP

Device

Process

Design

Algorithms

Qualification

and test

Embedded
    $6.3B

Embedded
     $3.3B

Code
$8.0B

 Data
$11.9B

  Data
$34.8B

Code
$11.7B

2010 - $52.8 billion*

The Flash market is expected to grow
 rapidly over the next 5 years
* Source: Web-Feet Research

2005 - $23.2 billion*

For Saifun, this is just the beginning. As we look at 2006 and beyond, Saifun will continue to follow its vision to be the leading intellectual property provider of NVM solutions, based on our NROM technology. We will grow our company by increasing the penetration of NROM among our existing licensees, adding new licensees, and by increasing our technological advantage with innovation and dedication, bringing value to our licensees and shareholders.

We have begun the new year well positioned to achieve our goals. We thank our licensees, employees and shareholders for participating in our exciting company and we look forward to reporting on our continued success.

Dr. Boaz Eitan,
Chairman & Chief Executive Officer

Kobi Rozengarten,
President

Saifun Semiconductors Ltd. Annual Report 2005

7

Board of Directors

Management Team

Dr. Boaz  Eitan
Chairman of the Board

George  Hervey
Board Member

Dr. Shlomo  Kalish
Board Member

Matty  Karp
Board Member

Kenneth  Levy
Board Member

Yossi  Sela
Board Member

Dr. Boaz Eitan
Founder and Chief Executive Officer

Kobi Rozengarten
President

Igal Shany
Chief Financial Officer

Guy Cohen
Vice President of Technology
Development and Productization

Dr. Meir Janai
Vice President of Quality

Ramy Langer
Vice President of Business
Development

Eduardo Maayan
Vice President of Research &
Development

8

Saifun Semiconductors Ltd. Annual Report 2005

Transfer Agent
American Stock Transfer & Trust
Company
59 Maiden Lane
Plaza Level
New York, NY 10038,
+1-800-937-5449

Investor Relations
KCSA
800 Second Avenue
New York, NY 10017, USA
+ 1-2120682-6300

Independent Accountants
Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global
3 Aminadav Street
Tel- Aviv, Israel
+972-3-623-2505

U.S. Counsel
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036, USA
+1-212-819-8200

Israel Cousel
Eitan, Mehulal, Pappo, Kugler
11 Hamanofim Street
Herzliya, Israel
+972-9-9726000

Shares
The Company’s shares are traded
with the NASDAQ symbol SFUN.

Saifun Headquarters
Saifun Semiconductors Ltd.
Elrod Building
45 Hamelacha Street
Netanya 42504, Israel
Phone: +972-9-892-8444
Fax: +972-9-892-8445
E-mail: saifun@saifun.com

Saifun U.S.A.
Saifun Semiconductors (USA) Inc.
2350 Mission College Blvd,
Suite 1070
Santa Clara, CA 95054, USA
Phone: +1-408-982-5888
Fax: +1-408-982-5890
E-mail: saifun_usa@saifun.com

www.saifun.com